

SECURIT 07006075 SSION



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SEC FILE NUMBER
8-66452

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER:

TradeLink Securities LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker, Suite 1900
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harlan Moeckler 312-264-2124
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606-3392 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Harlan Moeckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeLink Securities LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 27th day of February 2007

Notary Public


OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Harlan Moeckler/ Chief Financial Officer

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

TradeLink Securities LLC

Statement of Financial Condition

December 31, 2006

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

TradeLink Securities LLC
Table of Contents
December 31, 2006

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Members of
TradeLink Securities LLC

We have audited the accompanying statement of financial condition of TradeLink Securities LLC as of *December* 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink Securities LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
February 28, 2007

TradeLink Securities LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 3,901,896
Receivable from clearing brokers	21,960,333
Securities owned, pledged	8,220,616
Other assets	96,911
Total assets	$ 34,179,756

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 688,360
Securities sold, not yet purchased	10,009,423
Total	10,697,783
Members' equity	23,481,973
Total liabilities and members' equity	$ 34,179,756

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—TradeLink Securities LLC (the "Company") is a registered securities broker-dealer, conducting business as a market maker/specialist, buying, selling and dealing as principal in securities for its own account. The Company clears all securities through its clearing brokers.

The Company commenced operations as of October 7, 2004 and will terminate on March 19, 2033, unless earlier dissolved, in accordance with the provisions of its operating agreement or the Delaware Limited Liability Company Act.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities and Derivative Financial Instruments—Transactions in equity securities and options are recorded on trade date. Marketable securities are carried at market value, with the resulting unrealized gains and losses reflected in revenue.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at market or fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Income Taxes—The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not subject to federal income taxes on its earnings. Members are taxed individually on their respective shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the provisions of the operating agreement, generally based on their respective equity balances.

Note 2 Receivable from Clearing Brokers

Cash and securities owned on deposit at the Company's clearing brokers collateralize short positions and amounts due to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2006 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 8,220,616	$ 10,009,423

Note 4 Related-Party Transactions

The Company reimburses entities affiliated by common ownership for the use of certain trading systems, and for direct operating expenses incurred and paid on behalf of the Company. Accounts payable includes $47,450 due to these entities. General and administrative salaries have been paid by an entity affiliated by common ownership. The Company has not been charged for its allocable share of such expenses.

Note 5 Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 6 Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary market-making and trading activities, enters into transactions involving financial instruments that may have market risk and/or credit risk in excess of amounts recorded in the statement of financial condition.

Market Risk—The Company has sold securities that it does not currently own and will therefore be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the statement of financial condition.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all positions in which the Company has a gain. Credit risk also arises from cash deposits maintained in bank accounts that may, at times, exceed federally insured limits.

Note 6 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Concentration of Credit Risk—The Company clears most of its trades through a clearing broker located in Chicago, Illinois. In the event this party does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Note 7 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date, or 6-2/3 percent of "aggregate indebtedness," whichever is greater, but not less than $100,000.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had net capital and net capital requirements of approximately $18,427,000 and $122,800, respectively. The net capital rules may effectively restrict the withdrawal of members' equity.

END